

Jeff Cuban · 2nd

COO Mark Cuban Companies Entertainment Properties

Dallas/Fort Worth Area · 500+ connections · **Contact info**

Magnolia Pictuers/A
TV/HDNet Movies/La

Experience

COO Mark Cuban Companies Entertainment Properties

Magnolia Pictuers/AXS TV/HDNet Movies/Landmark Theatres

2000 – Present · 20 yrs

Produce, Acquire, Distribute, & Exhibit Film & TV

EVP

The Wagner/Cuban Companies

2000 – Present · 20 yrs

Skills & Endorsements

Television · 99

 Endorsed by **Doug Z. Goodstein and 14 others who are highly skilled at this**

Digital Media · 67

 Endorsed by **Scott Kamins and 13 others who are highly skilled at this**

Broadcast · 63

Joe Shepherd MBA and 62 connections have given endorsements for this skill

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Recommendations

Received (0) Given (7)



Brent Hendrix
Video Editor/Producer and Digital Storyteller
October 8, 2019, Jeff managed Brent directly

Brent was one of my most senior and trusted producers du his 17 years at HD/NET AXS TV. He was entrusted with the sensitive media projects within the company but it was crea range that made him special. it didn't matter whether it was producing MMA events, concerts, covering film festiv... See



Bill Coleman
Military veteran currently seeking new opportunity in revenue management and financial analysis
May 31, 2016, Jeff was a client of Bill's

i have known Bill for many years. He is one of the hardest w individuals i have come across. His love for film and his knowledge of the unique windowing strategies for supporti both studio and indie films in an ever changing media lands is second to none. He has been an asset for multiple... See

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Interests

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